UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

31 January 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Platinum Energy Solutions, Inc.

File No. 333-177029 -- CF# 27399

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Platinum Energy Solutions, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 27, 2011, as amended on January 9, 2012, and January 20, 2012.

Based on representations by Platinum Energy Solutions, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through October 12, 2015
Exhibit 10.2	through October 12, 2015
Exhibit 10.2.2	through October 12, 2015
Exhibit 10.3	through October 12, 2015
Exhibit 10.4	through May 1, 2013
Exhibit 10.5	through May 1, 2013
Exhibit 10.18	through July 22, 2012
Exhibit 10.19	through September 22, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel